SUTHERLAND ASBILL & BRENNAN LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 202.383.0100 Fax 202.637.3593 www.sutherland.com

STEVEN B. BOEHM

DIRECT LINE: 202.383.0176

E-mail: steven.boehm@sutherland.com

July 31, 2015

Via Air Mail

U.S. Securities and Exchange Commission

Attention: Kyle Ahlgren

100 F Street, N.E.

Washington, D.C. 20549

Re:	Withdrawal of Certain Applicants from Exemptive Application for Business Development Corporation of America, et. al. (File No. 812-14368)

Dear Mr. Ahlgren:

On behalf of Business Development Corporation of America, Business Development Corporation of America II, BDCA Adviser, LLC, BDCA Adviser II, LLC, BDCA Funding I, LLC, BDCA 2L Funding I, LLC, BDCA-CB Funding, LLC, and 54th Street Equity Holdings, Inc. (collectively, the “Remaining Applicants”), we hereby request the removal of BDCA Venture, Inc. and BDCA Venture Adviser, LLC as named applicants in the exemptive application (File No. 812-14368) filed on October 2, 2014 and March 13, 2015. BDCA Venture, Inc. and BDCA Venture Adviser, LLC have chosen not to participate in this exemptive relief. This notice only serves as a request for removal of BDCA Venture, Inc. and BDCA Venture Adviser, LLC as named applicants and is not intended to otherwise change the nature of or withdraw the exemptive application.

If you have any questions, please call me at (202) 383-0176 or Lisa A. Morgan at (202) 383-0523. Thank you for your attention to this matter.

Sincerely,
/s/ Steven B. Boehm
Steven B. Boehm

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